Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is a letter from Mr. Archie M. Brown, Jr., President and Chief Executive Officer of MainSource Financial Group (“MainSource”) to employees of The Merchant’s Bank and Trust Company, the wholly-owned subsidiary of MBT Bancorp, regarding the proposed merger transaction between MainSource and MBT Bancorp.

April 7, 2014

Dear Merchants Bank and Trust Employees:

On behalf of MainSource Financial Group and its employees, I would like to personally welcome you to the MainSource team.  We are very excited that Merchants Bank and Trust will be joining our organization.

MainSource Financial Group is headquartered in Greensburg, Indiana and is a $2.9 billion holding company.  We currently operate 74 MainSource Bank locations throughout Indiana, Ohio, Illinois, and Kentucky.  Our history dates back to 1904 when our first bank charter was created in the state of Indiana. From that point, we have continued to focus on making our communities better places to live and work, while offering personal banking service along with best-in-class products.

We are excited about the partnership between MainSource and Merchants because we believe our mission and vision are aligned, in addition to the fact that we are already neighbors.  The Merchants locations are a natural fit within our strategic geographic focus.  MainSource currently operates banking locations in nearby communities including St. Leon, Brookville, Batesville and Rising Sun, in addition to our recently opened office in Sharonville.

We believe this partnership will be beneficial to our combined shareholders, customers, employees and local communities.  The combined strength of our organizations will allow us to offer the same level of personalized service along with enhanced products and convenience. Our commitment to employee wellbeing and to leadership and involvement in our communities will enable us to sustain our already strong levels of engagement.

In addition, our partnership will provide greater career opportunities for many employees.  On Wednesday, April 9, 2014, MainSource’s leadership team will come together with Merchants employees to provide more comprehensive information regarding our corporate philosophy, benefits package, and work environment. We understand that you have questions about MainSource and what this news means to you and your family.  While many of the plans are still in the early stages, we will work to answer your questions in person, and commit to follow up in a timely manner on any unresolved items.

Again, MainSource is excited about our future together and I look forward to meeting each of you later this week.

Sincerely,

/s/ Archie M. Brown
Archie M. Brown
President and CEO
MainSource Financial Group

Additional Information for Investors and Shareholders

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote on approval. In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource, MBT or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MainSource nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MainSource and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MainSource’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management’s determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking.  These statements are based upon the current beliefs and expectations of MainSource’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.  There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied.  Additional information concerning risks is contained in MainSource’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings.